Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months	Fiscal Year Ended
	October 30, 2015	April 24, 2015	April 25, 2014	April 26, 2013	April 27, 2012	April 29, 2011
Earnings before fixed charges:
Net Income	$114	$560	$638	$505	$605	$673
Income tax provision (benefit)	$30	$153	$103	$61	$107	$121

Income before Income taxes	$144	$713	$741	$566	$712	$794
Fixed Charges computed below	$23	$64	$58	$114	$105	$100

Earnings before fixed charges	$167	$777	$799	$680	$817	$894

Ratio of Earnings to Fixed Charges	7.3	12.1	13.8	6.0	7.8	9.0

Interest Expense	$11	$42	$36	$92	$75	$76
Interest portion of rent expense (a)	$12	$22	$22	$22	$30	$24

Total Fixed Charges	$23	$64	$58	$114	$105	$100

(a)	represents the portion of expense estimated by management as implicit interest expense